UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Lodgian, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)

54021P403
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January, 21, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 54021P403

1	NAME OF REPORTING PERSON United Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,129,798
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,129,798
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,129,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 54021P403

STATEMENT ON SCHEDULE 13D

This Statement on Schedule 13D (the “Statement”) is filed on behalf of United Capital Corp., a Delaware corporation (“United”) with the Securities and Exchange Commission.

Item 1.  Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Lodgian, Inc., a Delaware corporation (the “Issuer”).  The principal  executive offices of the Issuer are located at 3445 Peachtree Road, N.E., Suite, 700, Atlanta, GA 30326.

Item 2.  Identity and Background.

(a)	Name

United Capital Corp.  The directors and executive officers of United are set forth in Schedule I hereto.

(b)	Business address

9 Park Place, Great Neck, New York 11021.

(c)	Principal business

United is principally engaged in the business of (i) Real Estate Investment and Management, (ii) Hotel Operations and (iii) Engineered Products.

(d)	Criminal Proceedings

Neither United, or to the best of its knowledge any other person or entity with respect to whom information is provided in response to this Item, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Securities Law Proceedings

During the last five years, neither United, or to the best of its knowledge any other person or entity with respect to whom information is provided in response to this Item has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Incorporation

United is a Delaware corporation.

CUSIP NO. 54021P403

Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, United owns 2,129,798 shares of Common Stock. The aggregate purchase price of those shares was approximately $3,938,799.30. The shares were purchased for investment purposes from working capital.

Item 4.  Purpose of Transaction.

United currently holds the shares of Common Stock reported herein as an investment.  United continuously evaluates the business and business prospects of the Issuer and in the future may, subject to applicable securities and other laws, market conditions, its assessment of the business prospects of the Issuer, and other factors which may become relevant to its holdings, take such actions with respect to its holdings in the Issuer as it deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock or securities convertible into Common Stock in the open market, the purchase of additional Common Stock or securities convertible into Common Stock in privately negotiated transactions or otherwise, the disposition, from time to time or at any time, of all or a portion of the Common Stock or securities convertible into Common Stock now owned or hereafter acquired, either in a sale(s) of Common Stock in the open market or the sale(s) of Common Stock or securities convertible into Common Stock in privately negotiated transactions to one or more purchasers.

The shares of Common Stock were acquired for investment purposes. United presently does not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item 4 of Schedule 13D.  As mentioned above, United may re-evaluate its investment in the Issuer.  Based on such re-evaluation, it may determine at a future date to change its position with respect to any action enumerated in items (a) through (j) above.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by United is as follows:

Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

2,129,798	2,129,798	0	9.9%

*  Based on 21,415,978 shares of Common Stock, outstanding as of November 1, 2008, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2008.

(c) During the past 60 days, United effected no transactions in shares of Common Stock other than as set forth in the following table. All purchases were made in the open market and such purchases included the purchase of all or substantially all of the shares of Common Stock held by Hotchkis & Wiley Capital Management LLC.

CUSIP NO. 54021P403

Purchase Date	Number of shares	Purchase Price
01/21/2009	132,700.00	$1.84
01/21/2009	1,997,098.00	$1.85

(d) No person other than United is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2009

United Capital Corp.

By:	/s/ A.F. Petrocelli
A.F. Petrocelli
Chairman, President and Chief Executive Officer

CUSIP NO. 54021P403

Schedule I

Directors and Executive Officers of United Capital Corp.

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of United Capital Corp. (“United).  The business address of each of such persons is 9 Park Place, Great Neck, New York 11021, and each of such persons is a citizen of the United States.

Name:	Present Principal Occupation and Positions with the Reporting Entity
A.F. Petrocelli	Chairman of the Board, President and Chief Executive Officer of United
Michael T. Lamoretti	Vice President of Real Estate Operations and a Director of United
Howard M. Lorber
Executive Chairman of Nathan’s Famous, Inc.; President and Chief Executive Officer of Vector Group, Ltd. and Vice Chairman of the Board of Ladenburg Thalmann Financial Services, Inc.; Director of United

Robert M. Mann	Private Instructor in the apparel industry; Director of United
Anthony Miceli	Vice President, Chief Financial Officer and Director of United
Arnold Penner	Private real estate investor and Director of United
Michael J. Weinbaum	Vice President of Real Estate Operations and a Director of United